Exhibits

Sub-Item 77Q(1)(e) - Copies of any new or amended registrant investment advisory agreements:

On May 21, 2010, the Board of Directors of the Registrant approved the Investment Advisory Agreement between the Corporation and Bessemer Investment Management LLC and a
Fee Waiver Commitment Letter of BIM and Bessemer Trust
Company, N.A.

The Investment Advisory Agreement dated September 1, 2010
and Fee Waiver Commitment Letter dated September 1, 2010 are filed herewith.